UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Michael  S. Dell
   One Dell Way
   TX, Round Rock  78682
2. Issuer Name and Ticker or Trading Symbol
   Dell Computer Corporation  (DELL)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Day/Year
   3/6/2003
5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)
   Chairman of the Board, Chief Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security|2.    |2A.   |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                    |Trans-|Exec- |Trans |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                    |action|ution |action|                                  |  Beneficially     |(D)or |                           |
                    |      |      |    | |                  | A/|           |  Owned Following  |Indir |                           |
                    |Date  | Date |Code|V|    Amount        | D |    Price  |  Reported Trans(s)|ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock        |      |      |    | |                  |   |           |296316172.000      |D     |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock        |      |      |    | |                  |   |           |33449112.000       |I     |By Spouse 1,2              |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock        |      |      |    | |                  |   |           |1600000.000        |I     |By Trust 2                 |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock        |      |      |    | |                  |   |           |97300.000          |I     |Employer 401(k) Plan       |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock        |      |      |    | |                  |   |           |2058000.000        |I     |Limited Partnership - 1 2  |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock        |      |      |    | |                  |   |           |6080000.000        |I     |Limited Partnership - 2 2  |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________|
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of   |2.Con-  |3.     |3A.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Derivative |version |Trans- |Deemed|Trans-| rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
  Security   |or Exer |action |      |action| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
             |cise    |       |Execu-|      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
             |Price of|       |ution |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
             |Deriva- |       |      |      |               |Date |Expir|                    |       |ficially    |Ind|            |
             |tive    |       |      |      |           | A/|Exer-|ation|   Title and Number |       |Owned Follow|ire|            |
             |Secu-   |(Month/|(Month|    | |           | D |cisa-|Date |   of Shares        |       |ing Reported|ct |            |
             |rity    |Day/   |/Day/ |Code|V|  Amount   |   |ble  |     |                    |       |Trans-      |(I)|            |
             |        |Year)  |Year) |    | |           |   |     |     |                    |       |action(s)   |   |            |
___________________________________________________________________________________________________________________________________|
Nonqualified |$21.388 |       |      |    | |           |   |3    |3/22/|Common Stock|       |       |64940.000   |D  |            |
Stock Options|        |       |      |    | |           |   |     |2012 |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Nonqualified |$27.64  |       |      |    | |           |   |4    |3/7/2|Common Stock|       |       |500000.000  |D  |            |
Stock Options|        |       |      |    | |           |   |     |012  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Nonqualified |$4.633  |       |      |    | |           |   |5    |3/5/2|Common Stock|       |       |1600000.000 |D  |            |
Stock Options|        |       |      |    | |           |   |     |007  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Nonqualified |$9.26   |       |      |    | |           |   |5    |7/18/|Common Stock|       |       |1920000.000 |I  |By Trust 6  |
Stock Options|        |       |      |    | |           |   |     |2007 |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Nonqualified |$16.672 |       |      |    | |           |   |5    |3/5/2|Common Stock|       |       |4800000.000 |I  |By Trust 6  |
Stock Options|        |       |      |    | |           |   |     |008  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Nonqualified |$26.185 |3/6/ 20|3/6/ 2|A   | |400000.000 |A  |7    |3/6/2|Common Stock|400000.|       |400000.000  |D  |            |
Stock Options|        |03     |003   |    | |           |   |     |013  |            |000    |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Nonqualified |$21.72  |       |      |    | |           |   |8    |3/23/|Common Stock|       |       |307285.000  |D  |            |
Stock Option |        |       |      |    | |           |   |     |2011 |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Nonqualified |$24.09  |       |      |    | |           |   |9    |6/18/|Common Stock|       |       |500000.000  |D  |            |
Stock Option |        |       |      |    | |           |   |     |2011 |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Nonqualified |$22.94  |       |      |    | |           |   |10   |2/12/|Common Stock|       |       |500000.000  |D  |            |
Stock Options|        |       |      |    | |           |   |     |2011 |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Nonqualified |$28.899 |       |      |    | |           |   |11   |7/17/|Common Stock|       |       |4800000.000 |I  |By Trust 6  |
Stock Options|        |       |      |    | |           |   |     |2008 |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Nonqualified |$37.5938|       |      |    | |           |   |12   |8/22/|Common Stock|       |       |175000.000  |D  |            |
Stock Option |        |       |      |    | |           |   |     |2010 |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Nonqualified |$37.5938|       |      |    | |           |   |13   |8/22/|Common Stock|       |       |175000.000  |D  |            |
Stock Options|        |       |      |    | |           |   |     |2010 |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Nnonqualified|$43.438 |       |      |    | |           |   |14   |3/02/|Common Stock|       |       |900000.000  |D  |            |
 Stock Option|        |       |      |    | |           |   |     |2010 |            |       |       |            |   |            |
s            |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Nonqualified |$44.6875|       |      |    | |           |   |15   |9/23/|Common Stock|       |       |805595.000  |D  |            |
Stock Options|        |       |      |    | |           |   |     |2009 |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Nonqualified |$45.90  |       |      |    | |           |   |16   |3/24/|Common Stock|       |       |145555.000  |D  |            |
Stock Options|        |       |      |    | |           |   |     |2010 |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
             |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
1. Owned through a separate property trust.
2. Pursuant to Rule 16a-1 promulgated under the Securities Act of 1934,
Michael Dell declares that the filing of this Form 4 shall not be construed as an admission that he is the beneficial owner of these shares of common stock.
3. Exercisable in accordance with the following schedule: 32,470 shares on 3/22 of 2003 and 2004.
4. Exercisable in accordance with the following schedule: 100,000 shares on 3/7 of each year from 2003 through 2007.
5. Currently exercisable.
6. Options are held by trusts of which the reporting person or his spouse is the trustee for the benefit of their children.
7. Exercisable according to the following schedule: 80,000 shares on 3/6 of each year from 2004 through 2008.
8. Exercisable in accordance with the following schedule: 153,642 shares on 3/23/2002 and 153,643 shares on 3/23/2003.
9. Exercisable in accordance with the following schedule: 100,000 shares on 6/18 of each year from 2002 through 2006.
10. Exercisable in accordance with the following schedule: 100,000 shares on 2/12 of each year from 2002 through 2006.
11. Exercisable in accordance with the following schedule: 960,000 shares on 7/17 of each year from 2001 through 2005.
12. Exercisable in accordance with the following schedule: 35,000 shares on 8/22 of each year from 2003 through 2007.
13. Exercisable in accordance with the following schedule: 35,000 shares on 8/22 of each year from 2001 through 2005.
14. Exercisable in accordance with the following schedule: 180,000 shares on 3/2 of each year from 2001 through 2005.
15. Exercisable according to the following schedule: 161,119 shares on 9/23 of each year from 2000 through 2004.
16. Exercisable in accordance with the following schedule: 36,388 shares on 3/24/2001, 36,389 shares on 3/24/2002 and 72,778 shares on 3/24/2003.
SIGNATURE OF REPORTING PERSON
Michael  S. Dell
Thomas H. Welch, Jr., Attorney-in-Fact